

August 2, 2012

Via E-mail
Christine Hergenrother
Chief Financial Officer
Tegal Corporation
140 Second Street, Suite 318
Petaluma, California 94952

> **Re: Tegal Corporation**
> **Form 8-K**
> **Filed July 18, 2012**
> **File No. 1-35141**

Dear Ms. Hergenrother:

We have limited our review to those issues we have addressed in our comment.   In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1. We note that you have not provided Form 10 information per Item 2.01(f) of Form 8-K nor reported the transaction under Item 5.06 of Form 8-K. Please provide us your complete analysis of whether you were a shell company as defined in Rule 12b-2 immediately before you completed the July 12, 2012 acquisition; cite all authority on which you rely. Address in your response, among all other relevant facts, your statements in your Form 10-K amended June 15, 2012 regarding the absence of marketing, sales or service operations for the foreseeable future and that you do not engage in research and development.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): William Davisson